UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (the “Company”) announced today that it has filed a motion with the District Court of Lod, Israel to convene meetings of its financial creditors (consisting of holders of the Company's bank debt and guaranteed bank debt and holders of its Series C Debentures) and shareholders for the approval of a proposed debt reorganization and arrangement, or Arrangement, under Section 350 of the Israeli Companies Law, 5759-1999.

Concurrently with the Arrangement, a company under control of Mr. Moti Ben Moshe would acquire from the Company's controlling shareholder, Alon Israel Oil Company Ltd., or Alon, (i) all of the outstanding shares of the Company held directly and indirectly by Alon (approximately 72.21% of the Company's shares), (ii) the rights and the obligations of Alon to a bridge loan of NIS 110 million extended to the Company by Alon and (iii) the rights and the obligations in another loan subordinated to financial debt of NIS 60 million extended to the Company by Alon, in consideration for the payment of NIS 115 million.

The Arrangement is subject to a final agreement between Ben Moshe and the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail. The Arrangement contemplates the complete waiver of all claims against the Company and against its subsidiaries and against all whom received indemnification from the Company and its subsidiaries by the trustees and creditors of Mega Retail as well as the purchase by the Company or a company controlled by Ben Moshe of the operations of Mega Retail free and clear of all claims.

As part of the Arrangement, Ben Moshe would commit to make cash infusions of up to NIS 900 million (approximately $238.1 million) into the Company, of which up to NIS 200 million can be designated for the acquisition of Mega Retail.

It is contemplated that the Company would convene a meeting of shareholders but would retain its right, in accordance with applicable Israeli law, to apply to the court at a later date to determine that shareholder approval is not required for the Arrangement.

The Closing of the Arrangement is contingent upon, among others, the following: (i) approval of the financial creditors, (ii) approval of the Company's shareholders (or alternatively, determination by the court that no such approval is required), (iii) approval of the Israeli court following convening of meetings described above, (iv) receipt of agreed upon third party approvals for effectuating a change of control in the Company, (v) the transfer of the acquired assets free and clear of any liens, and (vi) approval by the court of the acquisition of, or investment in, Mega Retail by the Company or a company controlled by Ben Moshe and the waiver of all claims against the Company and its subsidiaries by the trustees and creditors of Mega Retail. The deadline for satisfying the closing conditions is July 31, 2016. More information on closing conditions is set forth below.

There is no guarantee that Ben Moshe will reach a final agreement with the Company’s creditors, the trustees appointed to operate Mega Retail and the creditors of Mega Retail, or that all the closing conditions for the Arrangement will be satisfied.

Below is a description of the contemplated Arrangement and timetable:

Cash Infusions by Ben-Moshe

In general, Ben-Moshe would commit to make the following cash infusions into the Company:

-	on the closing date, Ben-Moshe would inject NIS 300 million (approximately $79.3 million) into the Company which are designated for partial payment of the debt to Company financial creditors and such additional amount agreed for the Company's immediate cash flow needs (collectively, the "First Injection"); the First Injection would include approximately NIS 240 million paid in equity by Ben Moshe and the remainder in convertible debt;

-	subject to various conditions but in any event if the Company has cash flow needs and/or insomuch as required for an early repayment, Ben-Moshe would inject into the Company an additional amount, that together with the First Injection, would reach NIS 600 million;

-	Ben-Moshe would inject an additional (third) NIS 300 million into the Company during the third year following the closing;

-	Ben Moshe may make the cash injections into the Company (cash in excess of the approximately NIS 240 million paid as equity on the closing date) in the form of subordinated convertible debt, capital notes or equity or as part of a private investment or as part of a rights offering or on account of participation in future rights offerings and/or exercise of rights or options exercisable into Company shares. To the extent paid by Ben Moshe (i) as part of a rights offering, the amounts will be paid on the terms in the rights offering and (ii) as part of a private offering, the amounts will be paid at a 10% discount to the market price at that time. Conversion of Ben-Moshe's subordinated debt into Company shares would be made at a Company valuation of NIS 50 million (approximately $13.2 million)[1]; and

-	The balance of the financial debt following repayment at closing would be repaid as described below and unpaid financial debt would bear interest and linkage differentials as described in the Arrangement. The Arrangement contemplates the full repayment of the financial debt of the Company.

Additional Principal Terms

The Arrangement would contain the following additional principal terms:

-	at closing, Company shares would be issued to the Company's financial creditors, to the trustees of Mega Retail and to Ben-Moshe, as described below;

-	annual interest rate of 6% would accrue beginning from 30 days prior to the closing and be paid semi-annually beginning on the sixth month following closing (until full repayment of the debt);

__________________________

1	The Company valuation (NIS 50 million) at which the financial creditors, the trustees of Mega Retail and Ben-Moshe would be issued shares (including shares to be issued in the future to the Acquirer in a private offering or upon conversion of subordinated debt) has not been finally agreed to by the Company.

-	each of the Company's financial creditors will have the right to demand early repayment of its debt, in whole or in part, which will be effectuated after the elapse of 12 months from the closing date. After the early debt repayment, the remaining financial debt will be repaid in four annual payments, each equal to 15% of the principal debt amount, upon completion of 12 months, 24 months and 36 months, and the balance of the debt within 48 months after closing;

-	until full repayment of the outstanding debt, the Company will be entitled to effectuate early repayment of the debt accrued until such time (in whole or in part). If an early debt repayment is effectuated in the first three years from the closing date beyond the payment designated for that year, including the early debt repayment within three months from the closing date, 2.5% of the paid amount will be added to the repayment amount (not applicable to the amount paid upon the closing or amounts paid according to new repayment schedule);

-	all other outstanding debts or liabilities of the Company (other than liabilities to the trustees and creditors of Mega Retail who would waive their rights as part of the Arrangement) will be paid by the Company in the ordinary course of business as determined by the Company at its sole discretion. The Arrangement does not apply to debts or liabilities incurred towards creditors not determined to be financial creditors under the Arrangement;

-	to secure full repayment under the Arrangement, at closing the Company would create a lien principally on the Company's unsecured shares in its subsidiaries Dor Alon Energy In Israel (1988) Ltd. and Blue Square Real Estate Ltd. for the benefit of the financial creditors;

-	the financial creditors will be entitled to immediate repayment of their debt and to foreclose on the lien upon the occurrence of certain events, including among others: (i) delay in payment to them, (ii) a fundamental breach by the Company or Ben Moshe of their respective obligations, or (iii) dissolution proceedings;

-	upon the elapse of 12 months following full repayment of the debt of the financial creditors, the Company would be obligated to repay Ben Moshe the full amount of cash infusions paid to the Company in the form of debt that had not previously been converted to equity (subject to extension at the election of Ben-Moshe); after repayment of the Company's financial debt, משהthe debt to Ben-Moshe will be linked and bear interest at 5%

-	Ben-Moshe's obligation to make the cash infusions will end when the Company's obligations under the Arrangement terminate (including repayment of all financial debt); and

-	the Company has requested that the court to grant it a grace period so that it is not required to make any payments until closing other than ongoing payments such as to employees, service providers, and consumers of gift certificates at stores.

Closing Conditions and Requested Orders from the Court

The Arrangement is subject to the satisfaction of the following closing conditions:

-	until May 29, the court would order the convening of creditor meetings to approve the Arrangement;

-	until June 19, 2016, the creditor meetings would approve the Arrangement;

-	until July 3, 2016, the court will approve the Arrangement (without conditions, unless approved explicitly in writing by the Company and Ben-Moshe), and will grant the orders providing for the following:

-	prior to closing changes will be made to the Company's shareholders equity to enable implementation and execution of the Arrangement, including issuance of shares thereunder , including through cancellation of par value of the Company's shares and/or increase in registered share capital of the Company and/or combination of the Company's shares;

-	on the date of closing directors will be added to the board of directors of the Company in the scope and identity provided by Ben-Moshe to the Company, and that Company directors serving prior to closing will be terminated, other than Company directors that had been appointed by Ben-Moshe prior to closing (if so appointed) and excluding external directors;

-	on the date of closing the Company's articles of association will be amended to a form approved by the Company and Ben-Moshe and attached as Schedule 22 to the Arrangement prior to convening meetings of creditors to approve the Arrangement;

-	until the date of closing, that no third party will have grounds for any demand or claim against the Company or any company under its control (including Blue Square Real Estate) or against any third party whatsoever based on the fact that control of the Company or any under company under its control has changed;

-	all requests for class actions against the Company will be dismissed, and commencing from closing date, no requests for class actions will be submitted against the Company with respect to the period prior to closing;

-	approval of the Arrangement will constitute also an approval of all share issuances to be made under the Arrangement, including approval pursuant to Securities Regulations (private placement of securities in registered company), 2000, such that no additional approval or action under such regulations will be required in connection with such issuances, including approval of the shareholders of the Company for any such issuance. This order will also approve the offers and issuances of securities under this Arrangement without the need for a prospectus;

-	the securities to be issued under the Arrangement and/or relating thereto, whether to financial creditors and trustees of Mega and whether to Ben-Moshe, including results from a conversion of the debt of the Company to shares to Ben-Moshe in accordance with the Arrangement, will be free and clear of any resale limitations (including under the Israel Securities Law and regulations thereunder or under the articles of The Tel Aviv Stock Exchange ("TASE"));

-	approval by the court and satisfaction of the conditions to effectiveness of the offer by Ben-Moshe for an investment in, or acquisition of, Mega Retail or its activities submitted to the trustees of Mega by a company under the control of Ben-Moshe on May 5, 2016 (or based on any change to such offer or replacement offer from a company under the control of Ben-Moshe) ("Offer to Acquire Mega") and of the creditors arrangement based on the Offer to Acquire Mega ("Creditors Arrangement in Mega") which includes the "mandatory provisions attached as a schedule to court application relating to, among others, (i) waiver by trustees and creditors of Mega Retail exempted the Company and any company under its control from any claim or demand and (ii) that the funds of the Mega Retail trustees solely will be used to pay all obligations to the creditors of Mega Retail who have claims against the Company relating to Mega Retail (including those to whom the Company granted guarantees) (other than bank lenders);

-	approval of TASE and The New York Stock Exchange ("NYSE") for the issuance and listing for trading of the Company shares to be issued under the Arrangement, including approval for issuance and listing of the shares issuable upon exercise or use of the debts of the Company to Ben-Moshe under the Arrangement (including on account of all the cash injections, and the loans acquired by Ben-Moshe from Alon in the total amount of NIS 170 million); to the extent the Company shares will stop trading on the NYSE, the condition to receive approval of the NYSE for such issuance and listing will be cancelled;

-	approval of the TASE to the change in the terms of the Company's Series C Debentures;

-	the Company and Ben-Moshe will agree to the list of agreements and approvals needed in connection with the transfer of control in the Company and any company under its control to Ben-Moshe and consummation of the Arrangement, including under commitments and agreements to which the Company and companies under its control (including Blue Square Real Estate) are parties, and for which their receipt will be a closing condition for the Arrangement ("Required Approvals). In addition, receipt of the Required Approvals; without derogating from the foregoing, it is agreed that if the Company or any company under its control (directly or indirectly) is party to an agreement with the banks that includes a "change of control" provision, the agreement of a bank to this Arrangement shall be seen as an agreement by such bank to the change of control of the Company and of any company under its control on account of an agreement for acquisition of control (for the removal of doubt – in a manner that the bank will not have any right by virtue of the change of control);

-	approval of the shareholders of the Company of the Arrangement, or alternatively, approval by the court that there is no need for a shareholders meeting; and

-	transfer of the acquired assets (as defined in the control acquisition agreement) to Ben-Moshe free and clear of any third party rights.

The last day for satisfaction of all conditions is July 31, 2016.

In the event not all the conditions are satisfied under the last day for satisfaction of the conditions as set forth above, the Arrangement will be null and void without any additional required action or notice, and all unless Ben-Moshe notifies the Company in writing that of its waiver of any conditions and/or approves one or more extensions for the satisfaction of all or some of the conditions for such period of time according to Ben-Moshe's discretion;

In the event prior closing of the Arrangement and its effectiveness, the agreement to acquire control of the Company is nullified according to law or if the commitment of Ben-Moshe to acquire control of the Company under its agreement with Alon is nullified (under section 4 of Ben-Moshe offer from February 15, 2016), then the Arrangement will be nullified without any additional required action or notice.

Alon, the current controlling shareholder of the Company, notified the Company that the terms of the Arrangement don't match the agreement signed between it and Ben-Moshe, with respect to the mechanism of closing and the closing conditions. To the Company's knowledge, Alon and Ben-Moshe are acting to work out these issues, subject to required approvals.

Terminating Conditions

So long as the closing date has not occurred, Ben-Moshe will have the right to cancel the Arrangement if any one of the following conditions occurs, and in such event the Arrangement will have not effectiveness:

-	the Offer to Acquire Mega is cancelled or nullified according to its terms (in which event, the Company and Ben-Moshe will act to submit a different arrangement);

-	the court rejects the request to convene meetings;

-	the creditors meetings (or any of them in the event of more than one meeting) decide not to approve the Arrangement; or

-	the court rejects the request to approve the Arrangement.

Events Occurring Upon Closing

The following events would occur upon closing of the arrangement:

-	Ben Moshe would acquire from Alon the shares and rights and obligations regarding the loans and inject the First Injection into the Company;

-	the Company would pay NIS 300 million to its financial creditors as debt repayment;

-	7,328,270 shares, representing 10% of the outstanding shares on a post-issuance basis (prior to share issuances to Mega Retail Trustees and to Ben-Moshe described below), would be issued to the Company's financial creditors;

-	293,130,787shares would be issued to the trustees of Mega Retail, as described above, in connection with the waiver of claims; and

-	1,806,741,984 shares would be issued to Ben Moshe for its equity investment of 240 million.

Below is the projected post-Arrangement capitalization based on the information in the application:

	Outstanding		Assuming Conversion of NIS 660 million cash injection of Ben-Moshe into Company Equity (without conversion of NIS 170 million of debt acquired by Ben-Moshe from Alon
	Shares	Percentage	Shares	Percentage
Current Public Shareholders	17,997,163	0.85%	17,997,163	0.26%
Financial Creditors	7,328,270	0.34%	7,328,270	0.11%
Mega Retail Creditors	293,130,787	13.79%	293,130,787	4.21%
Ben-Moshe	1,806,741,984	85.02%	6,643,399,964	95.43%
Total	2,125,198,203	100.00%	6,961,856,183	100.00%

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail; failure to satisfy all closing conditions for the Arrangement; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

May 9, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary